Exhibit 1

FOR IMMEDIATE RELEASE
Global Sources Press Contact in Asia: Camellia So Tel: (852) 2555-5043 e-mail: cso@globalsources.com	Global Sources Investor Contact in Asia: Eddie Heng Tel: (65) 6547-2850 e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.: James W.W. Strachan Tel: (1 602) 978-7504 e-mail: strachan@globalsources.com	Global Sources Investor Contact in U.S.: Kirsten Chapman & Moriah Shilton Lipper/Heilshorn & Associates, Inc. Tel: (1 415) 433-3777 e-mail: kirsten@lhai-sf.com

Global Sources Included in New NASDAQ Global Select Market

HONG KONG July 10, 2006 - NASDAQ has included Global Sources Ltd. (NASDAQ: GSOL) in the newly created NASDAQ Global Select Market with effect from July 3.

Based on financial and liquidity requirements, the NASDAQ Global Select Market has the one of the highest initial listing standards of any exchange in the world. Prior to the change, Global Sources had been listed on the NASDAQ National Market.

NASDAQ announced its new three tier listing classification of NASDAQ Global Select Market, NASDAQ Global Market and NASDAQ Capital Market in February 2006. More information about the NASDAQ Global Select Market is available at:  www.nasdaq.com/GlobalSelect.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 484,000 active buyers source more profitably from complex, over-

seas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 130,000 suppliers annually through 11 online marketplaces, ten monthly magazines, over 100 sourcing research reports and 14 trade shows, including six China Sourcing Fairs. Suppliers receive more than 6.6 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 35 years. In mainland China it has 1,400 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.